Mail Stop 4561
	 								January 19, 2006

VIA U.S. MAIL AND FAX (315) 389-5363

Mr. Donald Gruneisen
Chief Financial Officer
Pipeline Data Inc.
1515 Hancock St., Suite 301, Hancock Plaza
Quincy, MA 02169-5243

      Re:	Pipeline Data Inc.
      	Form 10-KSB/A for the year ended December 31, 2004
		Form 10-QSB for the quarterly period ended March 31,
2005
			Form 10-QSB for the quarterly period ended June 30,
2005
      Form 10-QSB for the quarterly period ended September 30,
2005
      File No. 0-50611

Dear Mr. Gruneisen:

      Upon further review of your Forms 10-KSB/A and 10-Q/A we have the following comment in addition to those already issued in our letters to you dated November 18, 2005 and November 29, 2005.
All
outstanding comments have been included below. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Revenue and Cost Recognition, page F-10
1. Please tell us how you evaluated the criteria in EITF 99-19 to determine that revenues from processing services should be recorded on a gross basis, (please note that a thorough analysis should address each of the indicators within 99-19). In your response, please specifically address a scenario such as the one described on page 9, where the processing bank collects the total discount rate and various fees from the merchant, disburses to each of the service providers its fees, and then disburses the remainder to you after month end.

Note J - Merchant Portfolio and Residual Rights Purchase, page F-
22
2. We have reviewed your response to comment 1. Please provide us with a detailed description of the assets you have purchased that are classified on your balance sheets as Merchant portfolio and Residual rights purchase. Additionally, tell us why you believe these are intangible assets, and how you have determined that these assets have an indefinite useful life. Refer to paragraphs 11 and B56 of SFAS 142.

Note K - Accounting for Goodwill, page F-23
3. We have reviewed your response to comment 2. In Note K - Accounting for Goodwill you have disclosed that goodwill will be amortized on a straight line basis over a fifteen year life. Please revise your accounting policy for goodwill so that goodwill is not amortized, but is reviewed for impairment on an annual basis. Refer to paragraph 18 of SFAS 142.

Certifications
4. Please amend your filings to include the certifications exactly as set forth in Regulation S-K, Item 601, Exhibit 31. Note that the introductory language in paragraph 4 of the Section 302 certification that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), may be excluded until the first annual report required to contain management`s internal control report and thereafter. Refer to SEC Rel.T.33-8238.III.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Donald Gruneisen
Pipeline Data Inc.
January 19, 2006
Page 1